EXHIBIT 99.2
Telkom SA Limited
(Incorporated in the Republic of South Africa)
(Registration number 1991/005476/06)
(JSE and NYSE share code: TKG)
(ISIN: ZAE000044897)
(“Telkom”)
ANNOUNCEMENT REGARDING URGENT APPLICATION BY COSATU AND ICASA TO THE HIGH COURT TO INTERDICT THE VODACOM TRANSACTION
Telkom shareholders are notified that the North Gauteng High Court, Pretoria has dismissed the joint application by Cosatu and ICASA for an order interdicting the parties from taking further steps to implement the Vodacom transaction. Accordingly, the listing of Vodacom will take place as scheduled, today, 18 May 2009.
Telkom will continue to act in accordance with its legal obligations under the transaction agreements and intends to implement the remaining steps of the transaction in accordance with the previously announced timetable. For Telkom shareholders’ convenience, this timetable is summarised below.

The Unbundling
Telkom Depositary Receipt program closed for issuances and cancellations to correspond to dematerialisation	Monday, 18 May 2009
Telkom shares trade “ex” the entitlement to the unbundled Vodacom shares and cash proceeds from the sale thereof from the commencement of business	Monday, 18 May 2009
Listing of Vodacom on the JSE from the commencement of business	Monday, 18 May 2009
Placement of due bills for trading on NYSE	Wednesday, 20 May 2009
Announcement of apportionment of base cost for CGT purposes	Wednesday, 20 May 2009
Record date to participate in the Unbundling	Friday, 22 May 2009
Unbundling effected	Monday, 25 May 2009
The Special Dividend
Last day to trade in Telkom shares on the JSE and Telkom ADSs on the NYSE to participate in the Special Dividend	Friday, 22 May 2009
Telkom shares trade “ex” the Special Dividend from the commencement of business	Monday, 25 May 2009
Record date to participate in the Special Dividend	Friday, 29 May 2009
Special Dividend paid	Monday, 1 June 2009

Notes:
1.	Telkom shareholders who are “U.S. persons” or have an address in the United States (“US shareholders”) and all holders (“Telkom ADS holders”) of Telkom ADSs will not personally receive any Vodacom shares as a result of the Unbundling. In addition, Telkom shareholders in certain other jurisdictions outside of South Africa will not be entitled to personally receive any Vodacom Group shares as a result of the Unbundling if such receipt may involve unduly onerous registration or approval requirements under local securities laws in the Telkom directors’ sole discretion (“ineligible shareholders”). A mechanism will be put in place so that the Vodacom shares due to such US shareholders, Telkom ADS Holders and other ineligible shareholders will be disposed of for cash in South Africa pursuant to Regulation S (promulgated under the U.S. Securities Act of 1933, as amended) and the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) will be distributed to such US shareholders, Telkom ADS holders and other ineligible shareholders, in proportion to their respective entitlements to Vodacom shares. There can be no assurance as to what price such US shareholders, Telkom ADS holders and other ineligible shareholders will receive from the disposal of such Vodacom shares or the timing or foreign exchange rate conversion of such receipt.

2.	The NYSE will determine the “ex” date with respect to the trading of Telkom ADSs.
Telkom wishes however, to draw shareholders attention to the application launched by Cosatu on 5 May 2009 which, amongst others, challenges ICASA’s original decision that Vodacom did not require its approval for the transaction. This application, which preceded the joint application by Cosatu and ICASA, remains pending. Telkom will oppose the application and will advise shareholders regarding developments in due course.
Pretoria
18 May 2009
Transaction sponsor to Telkom
J.P. Morgan Equities Ltd

Special note regarding forward-looking statements
Many of the statements included in this announcement, as well as oral statements that may be made by Telkom and Vodacom, or by officers, directors or employees acting on their behalf related to the subject matter hereof, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding Telkom’s ability to successfully complete the Transaction and its effects on Telkom’s operations, Telkom’s ability to implement its mobile strategy and any changes thereto, Telkom’s future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward-looking statements. Forward-looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s actual results or outcomes to differ materially from its expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and Telkom’s other filings and submissions with the SEC, which are available on Telkom’s website at www.Telkom.co.za/ir and other matters not yet known to Telkom or not currently considered material by Telkom. Telkom cautions you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom, or persons acting on Telkom’s behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom is required by law to update these statements, Telkom will not necessarily update any of these statements after the date of Telkom’s most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC), either to conform them to actual results or to changes in Telkom’s expectations.
THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFERING OF VODACOM SECURITIES IN THE UNITED STATES THAT WOULD REQUIRE REGISTRATION.